                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           FARM FAMILY HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)


                                    307901108
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]     Rule 13d-l(b)

                  [ ]     Rule 13d-1(c)

                  [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP No. 307901108

         1)       Name of Reporting Person
                  I.R.S. Identification No. of Above Person (entities only)

                  W. R. BERKLEY CORPORATION        22-1867895

         2)       Check the Appropriate Box if a Member of a Group

                  (a)

                  (b)  X

         3)       SEC Use Only

         4)       Citizenship or Place of Organization     Delaware


NUMBER OF SHARES       5)  Sole Voting Power          325,900
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:           6)  Shared Voting Power              0


                       7)  Sole Dispositive Power     325,900


                       8)  Shared Dispositive Power         0

                       9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 325,900 shares

                      10)  Check if the Aggregate Amount in Row (9) Excludes
                           Certain Shares (see instructions).             (   )

                      11)  Percent of Class Represented by Amount in Row (9 )

                                      6.20%

                      12)  Type of Reporting Person (see instructions)        HC


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                               CUSIP No. 307901108

ITEM 1(a). NAME OF ISSUER:

           Farm Family Holdings, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           344 Route 9W
           Glenmont, NY 12077-2910


ITEM 2(a). NAME OF PERSON FILING:

           W. R. Berkley Corporation ("WRBC")

      (b) Address of Principal Business Office, or if None, Residence:

           165 Mason Street
           P.O. Box 2518
           Greenwich, CT  06836-2518

      (c) Citizenship:

           Delaware

      (d) Title of Class of Securities:

           Common Stock

      (e) CUSIP Number:

           307901108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

       (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment adviser in accordance with
               Section 240.13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(l)(ii)(F);

       (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(l)(ii)(G) (Note: See Item 7);


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                               CUSIP No. 307901108

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.    OWNERSHIP

       (a) Amount Beneficially Owned:

         325,900 shares of common stock beneficially owned including:

                                                                   No. of Shares
                                                                   -------------
W. R. Berkley Corporation acquired
solely for investment purposes:                                            0

Subsidiaries:

Acadia Insurance Company                                              30,000
held for investment purposes

Admiral Insurance Company held for                                    55,557
investment purposes

Carolina Casualty Insurance Company                                   15,000
held for investment purposes

Continental Western Insurance Company                                 40,162
held for investment purposes

Firemen's Insurance Company of Washington, D.C.                       20,000
held for investment purposes

Midwest Employers Casualty Company held for                           40,162
investment purposes

Nautilus Insurance Company held for                                   40,162
investment purposes

Signet Star Reinsurance Company held for                              56,857
investment purposes

Tri-State Insurance Company of
Minnesota held for investment purposes                                23,000

Union Insurance Company held for                                       5,000
investment purposes
                                                                     -------
                                       TOTAL                         325,900
                                                                     =======


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                               CUSIP No. 307901108

         Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 325,900 shares of the Issuer. Berkley, through its subsidiaries, has the sole power to dispose or to direct the disposition of 325,900 shares of the Issuer.

      (b) Percent of Class:                     6.20%

      (c) Number of shares as to which such person has:


                                   (i)             (ii)            (iii)              (iv)
                              Sole Power to    Shared Power    Sole Power         Shared Power
                              Vote or to       to Vote or to   to Dispose or to   to Dispose or
                              Direct the       Direct the      Direct the         to Direct the
                              Vote             Vote            Disposition of     Disposition of
                              ----             ----            --------------     --------------
W. R. Berkley                      0               0                  0                  0
Corporation

Subsidiaries

Acadia Insurance                 30,000           0               30,000                 0
Company

Admiral Insurance                55,557           0               55,557                 0
Company

Carolina Casualty                15,000           0               15,000                 0
Insurance Company

Continental Western              40,162           0               40,162                 0
Insurance Company

Firemen's Insurance              20,000           0               20,000                 0
Company of Washington, D.C.

Midwest Employers                40,162           0               40,162                 0
Casualty Company

Nautilus Insurance               40,162           0               40,162                 0
Company

Signet Star                      56,857           0               56,857                 0
Reinsurance Company

Tri-State Insurance              23,000           0               23,000                 0
Company of Minnesota

Union Insurance                   5,000           0                5,000                 0
                                -------                          -------
Company

     TOTAL                      325,900           0              325,900                 0


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                               CUSIP No. 307901108

         Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 325,900 shares of the Issuer. Berkley, through its subsidiaries, has the sole power to dispose or to direct the disposition of 325,900 shares of the Issuer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  See Item 4.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  See Item 7 Exhibit.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION.

         The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


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                               CUSIP No. 307901108



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999


                                   W. R. BERKLEY CORPORATION



                                   By: /s/ James G. Shiel
                                       -----------------------------------
                                       James G. Shiel
                                       Senior Vice President - Investments


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                               CUSIP No. 307901108


                                 ITEM 7 EXHIBIT


      W. R. Berkley Corporation, as the parent holding company of its subsidiaries listed below, has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G). Each of the subsidiaries listed below is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, and is licensed as an insurance company in the domiciliary states listed below.


Subsidiary                                                       Domicile State

Acadia Insurance Company                                         Maine
Admiral Insurance Company                                        Delaware
Carolina Casualty Insurance Company                              Florida
Continental Western Insurance Company                            Iowa
Firemen's Insurance Company of Washington, D.C.                  Maryland
Midwest Employers Casualty Company                               Ohio
Nautilus Insurance Company                                       Arizona
Signet Star Reinsurance Company                                  Delaware
Tri-State Insurance Company of Minnesota                         Minnesota
Union Insurance Company                                          Nebraska


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